UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to

the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year) As of December 31, 2009	20

Note:    All other schedules of additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

    Exelon Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 4, 2010

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS

Investments
Interest in Investments of the Exelon Corporation Defined Contribution
Retirement Plans Master Trust (see Note 3)
Exelon Corporation common stock	$348,588,679	$393,998,073
Registered investment companies	1,618,992,581	1,160,451,630
Common / collective trust funds, including short-term investment funds	1,217,003,506	1,068,498,368

Total interest in investments of Master Trust at fair value	3,184,584,766	2,622,948,071

Other assets (liabilities) of Master Trust:
Non-interest bearing cash	4,895,379	—
Due from brokers for securities sold	—	1,695,791
Accrued dividends and interest	—	12,802
Other receivables	1,775,224	1,132,129
Due to brokers for securities purchased	(1,096,823)	—
Other payables	(15,112)	(65,046)
Short-term borrowings	—	(2,977,485)

Total interest in net assets of Master Trust at fair value	3,190,143,434	2,622,746,262

Adjustment from fair value to contract value for fully benefit responsive investment contracts (see Note 2)	5,865,710	19,285,987

Total interest in Exelon Corporation Defined Contribution Retirement Plans Master Trust	3,196,009,144	2,642,032,249

Participant loans	75,213,636	75,721,977

Total investments	3,271,222,780	2,717,754,226

Receivables
Participants’ contributions	1,901,640	1,189,157
Employer's contributions	497,505	522,745

Total receivables	2,399,145	1,711,902

NET ASSETS AVAILABLE FOR BENEFITS	$3,273,621,925	$2,719,466,128

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009
ADDITIONS

Contributions
Participant	$137,436,438
Employer	69,114,639
Rollovers	2,412,281

Total contributions	208,963,358

Investment income
Plan interest in investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust	495,423,384
Interest income from participant loans	5,156,761

Total investment income	500,580,145

Total additions	709,543,503

DEDUCTIONS
Withdrawals by participants	155,353,174
Administrative expenses	126,636

Total deductions	155,479,810

Net increase before transfers	554,063,693
Net assets transferred from other plans	92,104

Net increase after transfers	554,155,797
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,719,466,128

End of year	$3,273,621,925

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”).

Exelon Corporation (“Exelon”) is the sponsor of the Plan. Exelon’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for day-to-day administration of the Plan. An investment committee (the “Investment Committee”) appointed by the Governance Committee of Exelon’s Board of Directors is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). Fidelity Management Trust Company was the Plan trustee and recordkeeper through March 2009. Effective April 2009, Northern Trust Company (“Trustee”) became the Plan trustee and Hewitt Financial Services (“Recordkeeper”) became the Plan recordkeeper.

Generally, any regular employee whose employment is subject to a collective bargaining agreement that provides for participation in the Plan and any regular non-represented employee of a subsidiary of Exelon that is designated by Exelon as participating in the Plan (such subsidiary referred to individually as a “Company” and such subsidiaries referred to collectively as the “Companies”) is eligible to elect to participate in the Plan. Employees hired on or after April 6, 2009 who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively possible after their 90th day of employment with a pre-tax deferral of 3% and 1% increase each March 1st until the total maximum pre-tax deferral of 5% is reached. In the event automatic enrollment occurs on or after December 1 and on or before February 28, the first automatic deferral increase occurs the March 1 of the calendar year following the anniversary of automatic enrollment. Contributions to the Plan will be automatically invested in the Vanguard Target Retirement Fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date.) A participant who elects to stop participation within 90 days after automatic deductions are first taken from pay may withdraw the contributions adjusted for any investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will not receive any employer matching contributions. There were 22,646 and 25,026 Plan participants at December 31, 2009 and 2008, respectively. Participant headcount decreased because account balances under a certain threshold were distributed with the change in recordkeeper.

Contributions

During 2009 payroll periods, the Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of eligible pay each pay period on a pre-tax

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS) limitations. Such employees receive a company matching contribution at a rate of 100% of the first 5% of contributions (whether pre-tax, after-tax, or Roth) per pay period.

Participating represented employees include employees represented by: International Brotherhood of Electrical Workers (“IBEW”) 614; Utility Workers of America Local 369; Security, Police & Fire Professionals of America Locals 228 and 328; Service Employees International Union Local 1; United Government Security Officers of America Locals 12, 17 and 18; and United Security Services Union Local 1.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level.

Investment Options

The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA. The investment options provided under the Plan are described as follows:

The Exelon Corporation Stock Fund is required to be invested in Exelon Corporation common stock, except for short-term investments or short-term borrowings used to meet the fund’s liquidity needs. The actual amount of short-term investments or borrowings on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges and withdrawals).

The UBS Diversified Fund – Class A is a global balanced asset allocation collective fund. The fund is a broadly diversified portfolio of stocks, bonds, real estate and private market investments in the United States and a broad range of other countries, including a small allocation in emerging markets. The fund is invested in the Multi-Asset Portfolio offered through UBS Global Asset Management Trust Company and UBS Global Asset Management. The fund is actively managed within an asset allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets.

The Fidelity Managed Income Portfolio II – Class 3 (“MIP II”) invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity. Other investment contracts (“wrap” contracts) are purchased in conjunction with an investment in MIP II in fixed income securities, which may include United States treasury bonds, corporate bonds or mortgage-backed securities and bond funds. See Note 2 – Fully Benefit Responsive Investment Contracts and Note 4 – Risks and Uncertainties for more information regarding this fund’s wrap contracts.

The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and lesser-known companies in emerging areas of the economy.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Fidelity Low-Priced Stock Fund is a growth mutual fund. This fund seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, “low-priced” is considered $35 per share or less at the time of purchase. These often are stocks of smaller, lesser-known companies.

The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in securities of companies whose value the manager believes is not fully recognized by the public.

The Morgan Stanley Institutional Fund, Inc. International Equity Portfolio – Class A is a growth-oriented mutual fund that invests in stocks of companies based outside the United States. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the U.S.

The PIMCO Total Return Fund – Institutional Class is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

The T. Rowe Price Capital Appreciation Fund seeks long-term capital appreciation. The fund invests primarily in the common stocks of established U.S. companies that have above-average potential for capital growth. It invests at least half of its assets in common stocks and invests the remaining assets in other securities, including convertible securities, corporate and government debt, foreign securities, futures, and options.

The T. Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of high-yield corporate, or “junk” bonds, income producing convertible securities and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 6 to 10 year range.

The Northern Trust Daily Small Cap Equity Index Fund is a small company collective index fund managed by Northern Trust Global Investments. The fund invests primarily in common stocks in the small to mid-cap sector of the U.S. equity markets with the goal of approximating the risk and return characteristics of the Dow Jones Wilshire 4500 Completion Index. The Wilshire 4500 is an unmanaged market capitalization-weighted index that represents substantially all U.S. equity issues with readily available prices, excluding components of the S&P 500.

The Northern Trust Daily EAFE Index Fund is a collective international index fund managed by Northern Trust Global Investments that invests in its own Collective Daily Funds—the Japan Index Fund, United Kingdom Index Fund, Continental Europe Index Fund and Southwest Pacific Index Fund—in proportional weights to the Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE) Index. The EAFE Index is an unmanaged market capitalization-weighted index representing stocks of companies within 21 developed countries outside of the U.S. and Canada.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The BGI Equity Index Fund – Class T is a growth and income commingled fund managed by Barclays’ Global Investors, N.A. that invests primarily in the broadly diversified common stocks of the 500 companies that make up the S&P 500. The fund holds each stock in the same proportion in which it is represented in the index, which means it is weighted by stock price multiplied by shares outstanding. Stocks are selected based on the composition of the index rather than according to subjective opinions about individual companies or industries.

The BGI U.S. Debt Index Fund – Class K is a fund managed by Barclays’ Global Investors, N.A. that invests in bonds within the U.S. The fund invests in investment-grade securities with maturities of at least one year, including U.S. Treasury and U.S. agency securities, corporate bonds, asset-backed and mortgage-backed securities. The fund will invest in these types of investments in approximately the same proportion as the Barclays Capital Aggregate Bond Index. This index is a broad unmanaged index that measures the aggregate performance of the U.S. market for investment-grade bonds.

The American Beacon Large Cap Value Fund – Institutional Class is a fund managed by American Beacon Advisors, Inc., that seeks to provide long-term capital appreciation and current income. The fund invests at least 80% of the fund’s net assets in equity securities of large market capitalization companies. These companies generally will have capitalizations similar to market capitalizations of companies in the Russell 1000 Index at the time of investment. The fund seeks to identify securities that the sub-advisors believe to be undervalued.

The Pennsylvania Mutual Fund – Investment Class is a fund managed by Royce and Associates, LLC, which seeks to provide long-term capital growth. The fund primarily invests in a broadly diversified portfolio of equity securities issued by both small and micro-cap companies that it believes are trading significantly below its estimate of their current worth.

The Vanguard Target Retirement Funds are asset allocation funds managed by the Vanguard Group that invest in a collection of other Vanguard index mutual funds, seeking to provide growth of capital and current income. For funds with a target retirement date, the funds’ asset allocations will become more conservative over time according to an asset allocation strategy designed for investors planning to retire in or within a few years of the specified target retirement date. These Vanguard funds are listed below, and also include the Vanguard Target Retirement Income Fund, designed to provide current income and some capital appreciation for investors currently in retirement.

Vanguard Target Retirement Income Fund

Vanguard Target Retirement 2005 Fund

Vanguard Target Retirement 2010 Fund

Vanguard Target Retirement 2015 Fund

Vanguard Target Retirement 2020 Fund

Vanguard Target Retirement 2025 Fund

Vanguard Target Retirement 2030 Fund

Vanguard Target Retirement 2035 Fund

Vanguard Target Retirement 2040 Fund

Vanguard Target Retirement 2045 Fund

Vanguard Target Retirement 2050 Fund

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Discontinued Funds

Each year, the Investment Committee comprehensively reviews the investment options provided under the Plan, and provides recommendations to Exelon as to whether any funds should be discontinued. Based on these reviews, Exelon discontinued offering the following funds:

Legg Mason Value Equity Collective Investment Fund – the fund was discontinued effective January 1, 2010. Assets not previously transferred to other investment options by participants will be transferred to the BGI Equity Index Fund – Class T Fund.

UBS Diversified Fund – the fund was discontinued effective January 1, 2010. Assets not previously transferred to other investment options by participants will be transferred to the T. Rowe Price Capital Appreciation Fund.

Participant Loans

A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of five (as of April 6, 2009, three for non-represented employees and employees represented by Local 15) outstanding at any time, and shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general purpose loan, the maximum period is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution. To date, the Plan has not experienced any significant collectability issues with participant loans.

Withdrawals by Participants While Employed

A participant may withdraw up to the entire balance of the participant’s after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan if the distribution is received by the participant before attainment of age 59 1/2. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

A participant may make withdrawals from the participant’s before-tax contributions, catch-up, matching, Roth contributions, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations there under. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

Distributions upon Termination of Employment

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Upon termination of employment, including the retirement, total disability or death of a participant, distribution of the balances of the participant’s after-tax contributions account, before-tax contributions account, catch-up contributions account, Roth contributions account, Roth catch-up contributions account, rollover account and employer matching contributions account is made to the participant or, in the event of the participant’s death, to the participant’s designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual, quarterly or monthly installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary. A participant may elect to defer distributions until age 70 1/2. If the value of a participant’s account is less than $1,000, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1/2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

Plan Costs

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant’s account, covered by a portion of the asset-based fees deducted directly from investment returns, or paid through revenue sharing payments made from investment managers to the Recordkeeper. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Companies’ corresponding contributions and (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Participants’ Accounts

Participant accounts are fully vested at all times.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to early withdrawal penalty.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

Fully Benefit Responsive Investment Contracts

The investments of the MIP II include fully benefit responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to a participant’s principal balance plus accrued interest. In a typical wrap contract, the issuing bank or insurance company agrees to pay a fund the difference between the contract value and the market value of the underlying assets once the market value of the fund has been totally exhausted, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value and is reset quarterly. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

To the extent the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and the future crediting rate may be higher than the current market rates. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The market value yield on the underlying investments and the contract value yield credited to participants were 2.74% and 1.53%, respectively, for 2009 and 3.40% and 3.48%, respectively, for 2008.

Authoritative guidance for Defined Contribution Pension Plans requires the Statement of Net Assets Available for Benefits to present the fair value of investment contracts, as well as the adjustment from fair value to contract value for fully benefit responsive investment contracts. Investments in wrap contracts

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

are fair valued using a discounted cash flow model that considers recent fee bids, discount rate, and the duration of the underlying securities. The following table presents the fair value of Plan funds with investment contracts and the adjustment required to report at contract value:

	December 31, 2009	December 31, 2008
Fidelity Managed Income Portfolio II Class 3 at fair value	$466,863,236	$475,254,127
Adjustment from fair value to contract value for fully benefit responsive investment contracts	5,865,710	19,285,987

Fidelity Managed Income Portfolio II Class 3 at contract value	$472,728,946	$494,540,114

The Plan’s percentage of the total contract adjustment in the Master Trust is 97.0% for 2009.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options, (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan, or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future. The issuer may terminate a wrap contract at any time. If the termination is the result of the fund’s failure to meet the wrap contract terms and the market value of the portfolio’s assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the portfolio.

Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust is stated at fair value, with the exception of the MIP II fund, which is stated at contract value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the plan interest in investment income from the Master Trust. See Note 3 – Fair Value of Interest in Master Trust for further information.

Recent Accounting Pronouncements

Derivative Instrument and Hedging Activity Disclosures

In March 2008, the Financial Accounting Standards Board (“FASB”) amended and expanded the disclosure requirements related to derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how an entity accounts for derivative instruments and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The revised guidance requires qualitative disclosures about the objective and strategies for using derivatives, quantitative disclosures about the fair value amounts of the gains and losses on derivative instruments and disclosure about credit-risk related contingent features in derivative agreements. This guidance was effective for the Plan as of January 1, 2009. As of December 31, 2009, the Master Trust does not directly hold any derivative instruments. The adoption of this guidance did not have a significant impact to the Plan.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Fair Value Measurements and Disclosures

In April 2009, the FASB issued authoritative guidance clarifying that fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. This new guidance requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has, transactions or quoted prices may not be indicative of fair value and an adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (i.e. not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when establishing fair value. This guidance was adopted for the year ended December 31, 2009. The adoption of this guidance did not have a significant impact to the Plan.

In August 2009, the FASB issued authoritative guidance clarifying the measurement of the fair value of a liability in circumstances when a quoted price in an active market for an identical liability is not available. The guidance emphasizes that entities should maximize the use of observable inputs in the absence of quoted prices when measuring the fair value of liabilities. This guidance became effective for the Plan as of October 31, 2009 and did not have a significant impact to the Plan.

In September 2009, the FASB issued authoritative guidance that provides further clarification for measuring the fair value of instruments in entities that meet the FASB’s definition of an investment company. This guidance permits a company to estimate the fair value of an investment using the net asset value (“NAV”) per share of the investment if the NAV is determined in accordance with the FASB’s guidance for investment companies as of the company’s measurement date. This creates a practical expedient to determining the fair value estimate and allows certain attributes of the investment (such as redemption restrictions) to not be considered in measuring fair value. This guidance became effective for the Plan as of December 31, 2009 and is required to be applied prospectively. The Master Trust contains certain investments, including commingled funds and registered investment companies, which are within the scope of this guidance. However, as the fair value of investments was already determined based on NAV per fund share, this guidance did not have a significant impact to the Plan.

In January 2010, the FASB issued authoritative guidance intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclosure the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for annual periods beginning after December 15, 2009 except for disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of the standard will not impact the Plan’s financial statements.

Accounting Standards Codification

In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of GAAP and establishes the FASB Codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Securities Exchange Commission rules and interpretive releases are also sources of authoritative GAAP. This guidance modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. This guidance was effective for the Plan as of September 30, 2009. The adoption of this guidance did not impact the Plan’s financial statements since the FASB Codification is not intended to change or alter existing GAAP.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. Fair Value of Interest in Master Trust

The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and several other savings plans sponsored by Exelon. The Master Trust includes investment options that are not offered in every participating plan. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. At December 31, 2009 and 2008, the Plan’s interest in the investments of the Master Trust was approximately 97.7% and 97.9%, respectively.

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

• Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date. Financial assets and liabilities utilizing Level 1 inputs include Exelon Corporation common stock and non-interest bearing cash. Exelon Corporation common stock is valued at the closing price reported by the New York Stock Exchange. Non-interest bearing cash represents employee contributions made on December 31, 2009 that were used to purchase investments in January 2010.

• Level 2 – inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include Collective Investment Trust Funds and Registered Investment Company Funds.

Collective Investment Trust Funds. Collective investment trust funds are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. The fund administrator values the fund on a daily basis using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities. However, because the values of these commingled funds are not publicly quoted and are traded through a broker, they have been categorized in Level 2.

Registered Investment Companies. The fair value of investments in registered investment companies are based on the NAV per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. The values of these funds are publicly quoted; however, these investments have been categorized in Level 2 to reflect that they trade through a broker.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

• Level 3 – unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability. As of December 31, 2009, the Plan’s participant loans were categorized as Level 3 investments.

The following tables present assets measured and recorded at fair value on the Master Trust’s and Plan’s Statement of Net Assets Available for Benefits on a recurring basis and their level within the fair value hierarchy, as well as other net assets not bucketed as of December 31, 2009 and December 31, 2008:

As of December 31, 2009

	Level 1	Level 2	Level 3	Balance as of December 31, 2009	Plan’s Percent Interest in Master Trust Investments
Master Trust Investments and Non-interest Bearing Cash:
Non-interest bearing cash	$4,895,379	$—	$—	$4,895,379	100.0%
Exelon Corporation common stock	348,588,679	—	—	348,588,679	100.0%
Common / collective trust funds	—	1,241,243,614	—	1,241,243,614	98.1%
Registered investment companies	—	1,670,808,001	—	1,670,808,001	96.9%

Total Master Trust Investments and Non-interest Bearing Cash	353,484,058	2,912,051,615	—	3,265,535,673	97.7%

Other net assets				706,778	93.9%

Total net assets of Master Trust	$353,484,058	$2,912,051,615	$—	$3,266,242,451	97.7%

Plan Investments:
Participant Loans	$—	$—	$75,213,636	$75,213,636

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

As of December 31, 2008

	Level 1	Level 2	Level 3	Balance as of December 31, 2008	Plan’s Percent Interest in Master Trust Investments
Master Trust Investments:
Exelon Corporation common stock	$393,998,073	$—	$—	$393,998,073	100.0%
Common / collective investment trust funds	—	1,089,654,735	—	1,089,654,735	98. %
Registered investment companies	—	1,195,708,517	—	1,195,708,517	97.0%

Total Master Trust Investments	393,998,073	2,285,363,252	—	2,679,361,325	97.9%

Other net assets (liabilities)				(201,809)	100.0%

Total net assets of Master Trust	$393,998,073	$2,285,363,252	$—	$2,679,159,516	97.9%

Plan Investments:
Participant Loans	$—	$—	$75,721,977	$75,721,977

The tables below summarize the changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and December 31, 2008:

For the Year Ended December 31, 2009

Level 3 Assets Participant Loans
Balance, beginning of year	$75,721,977
Total gains or losses, realized or unrealized	—
Purchases, sales, issuances and settlements (net)	(508,341)

Balance, end of year	$75,213,636

For the Year Ended December 31, 2008

Level 3 Assets Participant Loans
Balance, beginning of year	$74,294,034
Total gains or losses, realized or unrealized	—
Purchases, sales, issuances and settlements (net)	1,427,943

Balance, end of year	$75,721,977

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment income (loss) of the Master Trust for the year ended December 31, 2009 included the following:

2009
Exelon Corporation common stock dividends	$15,043,174
Other interest and dividends	38,124,931
Based on quoted market prices:
Depreciation in Exelon Corporation common stock	(45,064,221)
Based on estimated fair value:
Appreciation in registered investment companies	332,597,146
Appreciation in common / collective trust funds	168,489,286

Total investment income of the Master Trust	$509,190,316

As of December 31, 2009 the Plan’s percent interest in the income of the Master Trust is 97.3%.

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2009 and 2008, are summarized as follows:

	December 31, 2009	December 31, 2008
Fidelity Managed Income Portfolio II – Class 3	$487,489,306	$489,879,926
Exelon Corporation Stock Fund	348,588,679	393,998,073
BGI Equity Index Fund – Class T	337,114,224	263,376,908
Fidelity Contrafund	325,270,639	250,885,839
Fidelity Growth Company Fund	317,096,236	218,963,927
PIMCO Total Return Fund – Institutional Class	204,530,500	168,472,384
UBS Diversified Fund – Class A	178,320,350	162,352,506
Fidelity Low-Priced Stock Fund	167,962,715	109,235,471	*
T. Rowe Price Capital Appreciation Fund	164,237,195	114,775,852	*

*- The Fidelity Low Priced Stock Fund and the T. Rowe Price Capital Appreciation Fund asset balances as of December 31, 2008 did not represent 5% or more of the Master Trust’s net assets; however, they are included in this table because the balances for each fund are greater than 5% of the Master Trust’s net assets as of December 31, 2009.

4. Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments, including common stock of Exelon. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some fund managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common / collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

The Plan’s investment options include the MIP II, which invests in wrap contracts (see Note 2 – Fully Benefit Responsive Investment Contracts) with the objective of preserving capital and a competitive level of income over time. The fund’s ability to meet this goal would be impaired, if for any reason, it was unable to obtain or maintain wrap contracts covering all of its underlying assets. This could result from an inability to find a replacement wrap contract following termination of a wrap contract. The fund attempts to assess the credit quality of wrap issuers; however there is no guarantee as to the financial condition of a wrap issuer. The wrap issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. In the event that wrap contracts fail to perform as intended, it is possible that the fund might not be able to provide for benefit responsive withdrawals at contract value.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

For the Year Ended December 31, 2009
Net Assets Available for Benefits per the financial statements	$3,273,621,925
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(5,865,710)

Net Assets Available for Benefits per the Form 5500	$3,267,756,215

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

For the Year Ended December 31, 2009
Net increase in Net Assets Available for Benefits per the Financial Statements	$554,155,797
Add: Adjustment from fair value to contract value for fully benefit responsive investment contracts	13,420,277

Net increase in Net Assets Available for Benefits per the Form 5500	$567,576,074

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value.

6. Income Tax Status

The Plan obtained its latest determination letter on June 1, 2004 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.

7. Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

8. Related-Party Transactions

Investment options in the Plan include mutual funds managed by the Fidelity Management Trust Company or its affiliates. As of April 1, 2009 these mutual funds are no longer related-party transactions with the change in recordkeeper. Certain Plan administrative fees may be paid through revenue sharing arrangements between the Recordkeeper and investment managers. Finally, the Master Trust holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9. Plan Transfers

In 2009, there were transfers totaling $346,151 to the Plan ($178,114 from the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek, and $168,037 from the Exelon Employee Savings Plan for Represented Employees at Clinton). There were transfers totaling $254,047 from the Plan to the Employee Savings Plan for Represented Employees at TMI and Oyster Creek.

10. Savings Plan Claim

On September 11, 2006, five individuals claiming to be participants in the Plan filed a putative class action lawsuit in the United States District Court for the Northern District of Illinois. The complaint names as defendants Exelon, its Director of Employee Benefit Plans and Programs, the Employee Savings Plan Investment Committee, the Compensation and the Risk Oversight Committees of Exelon’s Board of Directors and members of those committees. The complaint alleges that the defendants breached fiduciary duties under ERISA by, among other things, permitting fees and expenses to be incurred by the Savings Plan that allegedly were unreasonable and for purposes other than to benefit the Savings Plan and participants, and failing to disclose purported “revenue sharing” arrangements among the Savings Plan’s service providers. The plaintiffs seek declaratory, equitable and monetary relief on behalf of the Savings Plan and participants, including alleged investment losses. On August 19, 2009, the plaintiffs filed an amended complaint in the District Court, which again alleged that defendants breached fiduciary duties under ERISA by, among other things, permitting the Savings Plan to pay excessive fees and expenses for administrative services, but eliminated the claim for investment losses and the allegations regarding “revenue sharing.” On December 9, 2009, the District Court granted the defendants’ motion to dismiss the amended complaint and enter judgment in favor of the defendants. The plaintiffs have filed a notice of their intent to appeal the District Court’s dismissal of their claims to the U.S. Court of Appeals for the Seventh Circuit. The ultimate outcome of the savings plan claim is uncertain.

11. Subsequent Events

Effective January 1, 2010, the employer match for non-represented employees, except non-exempt Craft employees, changed to a fixed and annual profit-sharing match. Under the fixed match, Exelon matches 60% of the first 5% of a participant’s eligible pay contributed per pay period, up to a maximum annual fixed match percentage of 3% of the participant’s eligible pay. Additionally, Exelon may make an annual profit-sharing match of up to 3% of eligible pay contributed per pay period, based on earning per share goals established by Compensation Committee of Exelon’s Board of Directors (the “Committee”), for a total employer match of up to an annual maximum of 6% of a participant’s eligible pay. Any profit sharing match will be contributed to the Plan after the end of each calendar year. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (completion of 10 years of service with the Company after age 45) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a pro-rated profit-sharing match.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan Number 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value
	Interest in net assets of Master Trust, at fair value		$3,190,143,434
	Participant loans	Interest rates: 4.25% - 10.50%	75,213,636

	Total investments		$3,265,357,070

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2009:

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Corporation Employee Savings Plan

Date: June 15, 2010

/s/ William Bergman
William Bergman Plan Administrator